Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) for the registration of 29,000,000 shares of common stock pertaining to the 2009 Stock Incentive Plan and 2,000,000 shares of common stock pertaining to the Growing Your Future 401(K) Plan of Whole Foods Market, Inc.,  and to the incorporation by reference therein of our reports dated November 21, 2012, with respect to the consolidated financial statements of Whole Foods Market, Inc., and the effectiveness of internal control over financial reporting of Whole Foods Market, Inc., included in its Annual Report (Form 10-K) for the fiscal year ended September 30, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas

May 31, 2013